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Exhibit 99.1

Definitive Agreement Reached for Acxiom to Acquire Digital Impact

March 28, 2005

Dear [Customer],

I am pleased to share with you important news about Digital Impact. Today, we announced that Digital Impact has agreed to be acquired by Acxiom Corporation. Acxiom integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world.

I firmly believe that a combination with Acxiom will allow us to serve you better. Digital Impact will become part of a larger, more diversified organization with far greater financial, technical and professional resources and expanded geographic reach. To our suite of products and services, Acxiom will add expanded data integration capabilities: data, database and analytic services, and IT expertise. Like Digital Impact, Acxiom places a premium on integrity and considers itself a privacy leader.

We realize that the sale of Digital Impact may cause you concern, but rest assured that the Digital Impact team remains committed to providing you excellent service now and in the future. Acxiom's leadership agrees with me that the most important goal of our integration is the smooth continuation of service to Digital Impact clients. Acxiom wishes to acquire Digital Impact for our technology, services, employees and our valuable client relationships above all.

Additional details regarding our agreement with Acxiom are provided in the following press release. We will keep you apprised of the purchase and integration progress, but please do not hesitate to contact me or your account team with any questions or concerns.

We value your business and look forward to continuing our relationship with you.

Sincerely,

William Park
CEO
Digital Impact

Additional Information

The tender offer contemplated by the Merger Agreement by and among Digital Impact, Inc., Acxiom Corporation, and Adam Merger Corporation entered into as of March 25, 2005 has not yet commenced, and this announcement is not an offer, a solicitation or a recommendation with respect to such tender offer. We urge investors and security holders to read the following documents, when they become available, regarding the Merger Agreement and the contemplated tender offer, because they will contain important information:

•
Acxiom's Tender Offer Statement on Schedule TO, including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery; and

•
Digital Impact's Solicitation/Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free at the SEC's website at http://www.sec.gov. Free copies of each of these documents (when available) can also be obtained from the information agent for the offer, which will be announced.

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  Exhibit 99.1
  Definitive Agreement Reached for Acxiom to Acquire Digital Impact